SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

ePunk, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

29438A 108
 (CUSIP Number)

ePunk, Inc.
32792 Shipside Dr.
Dana Point, CA 92629
(949) 429-7868

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

June 30, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Justin Matthew Dornan

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
7,560,856
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
7,560,856
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,560,856

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.17%

(14) TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (“Common Stock”), of ePunk, Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 32792 Shipside Dr., Dana Point, CA 92629.

ITEM 2. IDENTITY AND BACKGROUND.

(a) (b)	This Statement is filed by Justin Matthew Dornan (the “Reporting Person”). The Reporting Person’s business address is 33142 Ocean Ridge, Dana Point, CA 92629.
(c)	The Reporting Person is the Treasurer and Director of the Company.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 15, 2011, Excelsior Management, LLC, (“Seller”) as agent for the beneficial owners of a total of twenty million two hundred and eighty five thousand one hundred sixty seven (20,285,167) shares of common stock (the “Common Shares”),  of Truesport Alliances & Entertainment, Ltd. (now known as ePunk, Inc.), (the “Company”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Richard Jesse Gonzales, Justin Matthew Dornan, and Frank J. Drechsler (collectively referred to as the “Purchaser”) for the sale and purchase of the Common Shares.

As a result of the execution of the Stock Purchase Agreement, the Seller sold, 65.75% of the issued and outstanding shares of common stock of the Company to the Purchaser in exchange for $23,451.97.

The Reporting Person received 6,085,550 shares of common stock pursuant to the Stock Purchase Agreement.  On July 5, 2011 the Company was approved by FINRA to effectuate a 100 for 1 reverse stock split.  After the stock split the Reporting Person owned 60,856 shares of Common Stock.

On June 30, 2011, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among ePunk, Inc. (“we,” “ePunk” or the “Company”), Punk Industries, Inc. (“Punk Industries”) and the shareholders of Punk Industries, Inc. (the “Punk Industries Shareholders”) pursuant to which we acquired all of the shares of Punk Industries (the “Merger”) which is an importer and wholesaler of small on and off-road vehicles and accessories.  The closing of the transaction (the “Closing”) took place on June 30, 2011 (the “Closing Date”).  On the Closing Date, we acquired 100% of the outstanding shares of common stock of Punk Industries (the “Punk Industries Stock”) from the Punk Industries Shareholders.  In exchange for the Punk Industries Stock, we issued 24,750,000 shares of our common stock, which represents approximately 98.77% of our issued and outstanding common stock to the Punk Shareholders.

On June 30, 2011, the Reporting Person was issued an additional 7,500,000 shares of Common Stock and in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person to 7,560,856 and 30.17%, respectively.

The foregoing description of the terms of the Exchange Agreement is qualified in its entirety by reference to the provisions of the Exchange Agreement filed as Exhibit 10.1 to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of Punk Industries and for the Reporting Person to obtain a controlling interest in the Company.

The Reporting Person intends to review his investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease his respective ownership of shares of Common Stock through transactions in open market ordinary brokerage transactions, in privately negotiated transactions, by gift or other disposition.  The review of his investments in the Company by the Reporting Person will depend on various factors, including the Company’s business prospects, other developments concerning the Company, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Person regarding his investments in the Company.  At the time of filing this Statement, the Reporting Person has no plans to acquire additional shares of Common Stock of the Company in open market ordinary brokerage transactions or in privately negotiated transactions but may engage in such transactions in the future.

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As of the date of this Statement, other than the Reporting Person’s activities as President and Chief Executive officer of the Company and as a member of its Board of Directors and except as described in Item 6 of this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 7,560,856, which represents 30.17% of the outstanding shares of Common Stock.
(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of Common Stock.
(c)
Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A
Share Exchange Agreement, dated June 30, 2011, by and among the Company, Punk Industries and the Punk Industries Shareholders [incorporated by reference to Exhibit 10.1 of  the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2011 (the “July 21 8-K”)]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 3, 2011

/s/ Justin Matthew Dornan
Justin Matthew Dornan
Treasurer and Director

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